SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2017
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2017, incorporated by reference herein:

Exhibit

99.1 Release dated August 25, 2017, TRADING STATEMENT AND TRADING UPDATE
FOR THE YEAR ENDED 30 JUNE 2017.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 28, 2017
By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2017
In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied that, with a reasonable degree of certainty, the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the year ended 30 June 2017 (“Results”) and shareholders are accordingly advised that the Company has reasonable certainty that it will report:
− earnings per share to be between 1.7 cents and 4.7 cents per share (a decrease of between 88% to
68%, respectively) compared to 14.7 cents earnings per share for the previous corresponding period; and
− headline loss / earnings per share to be between a loss of 1.0 cents and earnings of 1.5 cents per share (a decrease of between 108% to 88%, respectively) compared to headline earnings of 12.7 cents per share for the previous corresponding period.
The expected decrease in earnings per share and headline earnings per share for the year ended 30 June
2017 compared to the previous corresponding period were primarily due to higher cash operating unit costs from the more expensive clean-up activities associated with the legacy sites in the western Witwatersrand, including the “knock-on” effect of processing this reclaimed material resulting in a lower overall yield. As a result, gold production for the year was down by 4% to 4 265 kilograms.

The above information has not been reviewed or reported on by the Company’s auditors. The Company’s
Results are expected to be published on or about 5 September 2017.

Johannesburg
25 August 2017

Sponsor
One Capital